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QUICK LAW GROUP PC

900 WEST PEARL STREET
SUITE 300
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

June 4, 2009

Via EDGAR

Ms. Claire Erlanger

Or Ms. Linda Cvrkel

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:

Issuer Direct Corporation

Form 10-K for the year ended December 31, 2008

Filed March 20, 2009

File No. 001-10185

Dear Ms. Erlanger and Ms. Cyrkel:

On behalf of Issuer Direct Corporation (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Company’s Annual Report on Form 10-K for the period ending December 31, 2008 (the “Form 10-K”). The Staff’s comments are set forth in a letter dated May 27, 2009. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Consolidated Statements of Operations, page F-5

1.

We note your response to our prior comment 4 that other income totaling $35,717 for the year ended December 31, 2007, was a result of the settlement of an accrued liability for less than the recorded amount. Please explain to us the nature of the accrued liability and tell us why it was settled for an amount significantly less than the accrued amount.

Response:

The accrued liability was an obligation of the predecessor company, Docucon, Inc., which we believe was related to consulting services that were rendered in prior periods.  There is little documentation available regarding the obligation.  We believe the obligor agreed to the settlement since Docucon had no operations and no assets from which to repay the obligation; further, the obligor has not contacted the company for such payment.

Ms. Claire Erlanger

Securities and Exchange Commission

June 4, 2009

Notes to the Financial Statements

Note 3. Acquisition of Basset Press

2.

We note from your response to our prior comment 5 that you believe the fair value of the net assets acquired of $73,847 was more clearly determinable than the value of your common stock and accordingly, valued the shares issued at $73,847 or $.25 per share. Please tell us more about the nature of the assets acquired and explain why you believe that $73,847 represents the fair value of the net assets and why it is more readily determinable that the fair value of your equity consideration. Also, tell us how you decided that 300,000 was the appropriate amount of shares to be issued in this transaction. Additionally, please clarify for us whether the $107,000 cash was paid to the seller or whether it was paid to the creditors of the assumed liabilities.

Response:

The Company was a private entity at the time of the Basset Press acquisition.

With the Basset Press acquisition, we acquired tangible assets, consisting of accounts receivable and computers and equipment, with an estimated fair market value of approximately $102,000.  We also acquired certain intangible assets, which included a customer list and related relationships and proprietary software, and assigned to those assets a fair market value of $148,195, including goodwill.  In estimating the value of the intangible assets acquired, we considered enterprise valuations based on revenue and gross margins of similar businesses and the comparative costs for purchase of software similar to that acquired, and, utilizing these valuations, concluded that our valuation of these intangibles was reasonable.  We assumed liabilities totaling $176,000, of which $107,000 were repaid simultaneous to closing.  Therefore, we acquired net assets totaling $73,847.

The two founders of Basset Press agreed to each accept 150,000 shares of the Company’s Common Stock when our Chief Executive Officer offered such during negotiations.  There was no basis for the number of shares offered, but they were offered as an impetus to close the deal.  Because the Company’s securities were not traded at that time, with no active market, the Company does not believe that either party was able to place a value on the shares.  Therefore, we determined that the value of the 150,000 shares equaled the net assets that we acquired, or approximately $0.25 per share.   A different valuation would affect the value of intangibles and/or goodwill, which are being amortized and tested for impairment at least annually.  We do not believe that our financial statements would be materially impacted should we have selected a different valuation within a reasonable range.

Simultaneous to closing, $107,000 cash was paid to the creditors of Basset Press, not to the seller.

Note 8. Notes Payable -Related Party, page F-14

3.

We note from your response  to our prior comment 10 that because you were a private entity on the date of the agreements detailed in Note 8 to convert debt to common stock, you utilized the agreed conversion price ($.50 per share) as the fair market value of the shares issued. Please provide us more details of the nature of the agreed conversion price including how the amount was calculated or determined. Also, for the conversion of $147,697 debt that is unrelated to the Docucon transaction, please tell us how that “agreed conversion price” was calculated or determined and explain to us why the amounts per share ($.1367 and $.16) or the “agreed conversion price” is significantly different from that used in the previously mentioned conversion of the liabilities related to the Docucon transaction.

Response:

The agreed conversion price of the settlement agreements detailed in Note 8 was reached in September 2007, after the Basset Press acquisition was completed and the operations were integrated with the Company’s pre-existing

Ms. Claire Erlanger

Securities and Exchange Commission

June 4, 2009

operations.   The $0.50 agreed conversion price reflected the belief of the parties that the Company was a more viable corporate entity after the Basset Press acquisition.  Additionally, the Company believes that the holders of the Docucon obligations were motivated to accept a $0.50 conversion price in order to settle obligations on which collection was previously in doubt.

The conversion of $147,697 debt that is unrelated to the Docucon transaction occurred in July 2007, several months prior to the settlement agreements and conversion of the Docucon obligations discussed in the preceding paragraph.  Negotiations for the conversion of the debt, which was made up of two notes totaling $147,697, the proceeds of which funded the initial operations of the Company, had been in progress for some period of time prior to the Basset Press acquisition.  We factored in the length of time the notes had been outstanding, as well as the investor’s original risk, when we negotiated the conversion price.

Note 9. Preferred Stock and Common Stock, page F-15

4.

We note from your response to our prior comment 12 that you have detailed the nature of each non-cash stock transaction during the year ended December 31, 2007. However, we are still unclear as to how the number of shares issued in connection with each of these transactions was determined. For each of the transactions detailed in your response, please tell us how the shares issued were valued. For example, you disclose that in January 2007, you issued 7,200,000 shares to four employees for services rendered in fiscal 2006 and the fair market value of the shares totaled $121,000 which represents the amount of accrued compensation for such services. Please tell us how you determined that 7,200,000 shares would be issued for this $121,000 liability, rather than another amount (e.g. 6,000,000 or 8,000,000) of shares.

Response:

In January, 2007, we issued 7,200,000 common shares to four employees for services rendered in fiscal 2006.  To determine the number of shares that would be issued, we considered the book value of the accrued compensation, which totaled $121,000.  As a private company without an active market for the Company’s stock, the board deemed that 7,200,000 shares, or $0.0167 per share, was a fair and reasonable number of shares for these employees who were founders of the company and who rendered services in fiscal 2006, the year of inception for the private company.  No specific documentation on how the number of shares was negotiated is available.  However, we believe that the valuation of these shares is appropriate for the following reasons:

1.

These shares were issued almost one year prior to the Company becoming a public entity and six months prior to the Basset press acquisition;

2.

The valuation has little impact on a user of the financial statements due to the non-cash nature of any related expense; and

3.

Any change in valuation would not change total stockholders’ equity.

In January 2007, we issued 300,000 common shares to our newly-hired Director of Business Development as part of his compensation package, and which was intended to represent $50,000 of compensation, or $0.167 per share.

In January 2007, we issued 30,000 common shares to a vendor in exchange for $5,000 services rendered.  To determine the number of shares issued, we used the value of shares issued in the most recent equity transaction, which was related to the employment of our Director of Business Development described in the preceding paragraph, or $0.167 per share.

Ms. Claire Erlanger

Securities and Exchange Commission

June 4, 2009

In April 2007, we issued 45,000 common shares to two employees in lieu of $7,500 cash compensation.  To determine the number of shares issued, we used the value of shares issued for cash in the most recent transaction that did not involve a public offering, or $0.167 per share.

On July 2, 2007, we issued 300,000 shares to the principals of Basset Press pursuant to our acquisition of the Bassett.  The selling parties agreed to accept this number of shares in order to consummate the transaction.  The fair market value of the shares totaled $74,847, or $0.248 per share, and represents the net amount of assets acquired in excess of the liabilities assumed.  See Comment 2 above.

On July 24, 2007, we issued 1,023,804 shares to the holder of a note payable.  The value of the shares totaled $136,507, which represents $0.1367 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the conversion agreement.    The proceeds of this note funded the initial operations of the Company, and negotiations had been in progress for some period of time prior to the Basset Press acquisition.  We factored in the length of time the notes had been outstanding as well as the investor’s original risk when we negotiated the number of shares issued and the conversion price.  We believe that any variance in our valuation from the value of shares issued for cash in the most recent transaction would not have a material impact on our financial statements.  Further, we believe that any such variance would have little impact on the user of the financial statements, as they were issued several months prior to the time that the Company became a public entity and the transactions were non-operating in nature.

On July 24, 2007, we issued 70,134 shares to the holder of a note payable.  The fair market value of the shares totaled $11,190, which represents $0.16 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the conversion agreement.  The proceeds of this note funded the initial operations of the Company, and negotiations had been in progress for some period of time prior to the Basset Press acquisition.  We factored in the length of time the notes had been outstanding as well as the investor’s original risk when we negotiated the number of shares issued and the conversion price.  We believe that any variance in our valuation from the fair market value of shares issued for cash in the most recent transaction would not have a material impact on our financial statements.  Further, we believe that any such variance would have little impact on the user of the financial statements, as they were issued several months prior to the time that the Company became a public entity and the transactions were non-operating in nature.

On October 17, 2007, we issued 30,000 common shares to an employee in lieu of $5,000 cash compensation.  To determine the number of shares issued, we used the value of shares issued for cash in the most recent transaction that did not involve a public offering, or $0.167 per share.

In December 2007, we issued 246,799 shares of our common stock and 7 shares of preferred stock pursuant to the reverse merger with Docucon, Inc, on a one-for-one basis.  Each outstanding share of Docucon stock was exchanged for one share of the surviving entity.  The transaction was accounted for as a reverse merger; in accordance with SFAS No. 141, “Accounting for Business Combinations.” My EDGAR was the acquiring entity for accounting purposes.  We reduced paid in capital in the amount of $256,594, which represents the par value of the shares and acquired treasury stock less $260,583 in total liabilities that we acquired pursuant to the transaction.

Approximately $199,493 of those liabilities was settled by the issuance of 398,986 common shares, pursuant to agreements reached prior to the merger.  The agreed conversion price was reached in September 2007, after the Basset Press acquisition was completed and its operations were integrated with the Company’s operations.   The $0.50 agreed conversion price reflected the belief of the parties that the Company was a more viable corporate entity after the Basset Press acquisition.  Additionally, the Company believes that the holders of the Docucon obligations were motivated to accept a $0.50 conversion price in order to settle obligations on which collection was previously in doubt.

Ms. Claire Erlanger

Securities and Exchange Commission

June 4, 2009

On September 30, 2007, the Company entered into settlement agreements with two former note holders and directors of the Company. Both Edward P. Gistaro and Chauncey E. Schmidt collectively were owed $108,334 or $54,167 each. Each party agreed to convert amounts owed without interest into the Company’s common stock at a conversion rate of $0.50 per share, for a total of 216,668 common shares.  The shares were deemed issued at December 31, 2007, per the transaction documents, although the certificates were printed on February 8, 2008.

 On September 30, 2007, the Company entered into a settlement agreement with a former consultant for previous amounts owed in the amount of $53,325, in exchange for 106,650 common shares.  The value of these shares, accordingly, is $53,325, or $0.50 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the settlement agreement.

On September 30, 2007, the Company entered into a settlement agreement with a former officer for previous amounts owed under an employment agreement in the amount of $37,834, in exchange for 75,668 common shares.  The value of these shares, accordingly, is $37,834, or $0.50 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the settlement agreement.

In connection with our responses to the Staff’s comments herein, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please do not hesitate to call with undersigned with any questions.

Sincerely,

Jeffrey M. Quick